AB 10/13

PW


10032389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
SEP 27 2010
WASH, D.C.
193
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2009 (MM/DD/YY) AND ENDING 07/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bueter And Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 E. Campus View Blvd. Suite 115
(No. and Street)

Columbus (City) OH (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean R. Bueter 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne C. Hill CPA
(Name – *if individual, state last, first, middle name*)

1016 S. High St. (Address) Columbus (City) OH (State) 43206 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, SEAN R. BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER And Company Inc., as of 7/31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF OHIO

JOSEPH D. FREEMAN
Notary Public, State of Ohio
My Commission Expires 03-02-2014

Notary Public

Signature

V.P.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bueter and Company, Inc.

Audited Financial Statements
And Supplementary Information

July 31, 2010

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report of Independent Auditor

To the Stockholder
Bueter and Company, Inc.

I have audited the accompanying statement of financial condition of Bueter and Company, Inc. (Company) as of July 31, 2010 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole



Columbus, Ohio
September 17, 2010

Beuter and Company, Inc.
Statement of Financial Condition
July 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents		$ 47,135
Prepaid federal income tax		3,962
Total Current Assets		51,097
Property and Equipment net		-
TOTAL ASSETS		$ 51,097

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Deferred income taxes		$ 2,580
Management fee payable		2,952
Total Current Liabilities		5,532
Stockholder's Equity		
Common Stock - 750 shares authorized 500 shares issued and outstanding	$ 10,000	
Paid in Capital	5,000	
Retained Earnings	30,565	
Total Stockholder's Equity		45,565
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 51,097

See notes to the financial statements.

Bueter and Company, Inc.
Statement of Operations
For the year ended July 31, 2010

Revenue		
Commissions and fees	$	55,907
Expenses		
Commissions		2,360
Management fee		14,227
Administrative and General		59,493
Total Expenses		76,080
Other Income		
Interest Income		30
Net Income before Tax		(20,143)
Provision (Benefit) for Income Taxes		
Current		(1,541)
Net Income	$	(18,602)

See notes to the financial statements.

Bueter and Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended July 31, 2010

	Shares Issued and Outstanding	Stated Value	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance July 31, 2009	500	$ 10,000	$ 5,000	$ 49,167	$ 64,167
Net Loss				(18,602)	(18,602)
Balance July 31, 2010	500	$ 10,000	$ 5,000	$ 30,565	$ 45,565

See notes to the financial statements.

Bueter and Company, Inc.
Statement of Cash Flows
For the year ended July 31, 2010

Cash Flows from Operating Activities	
Net Income	$ (18,602)
Adjustments to reconcile net income to cash (used) provided by operating activities:	
Depreciation	1,279
Prepaid federal income tax	(445)
Deferred income taxes	1,480
Prepaid management fee	11,275
Management fee payable	2,952
Net cash used by operating activities	(2,061)
Net decrease in cash and cash equivalents	(2,061)
Cash and Cash Equivalents - Beginnning of Year	49,196
Cash and Cash Equivalents - End of Year	$ 47,135

See notes to the financial statements.

Bueter and Company, Inc.

Notes to the Financial Statements
July 31, 2010

Note 1 – Organization and Purpose

Bueter and Company, Inc. (Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company operates as an introducing broker and therefore does not carry customer accounts.

Note 2 – Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Subsequent Events

The Company has adopted Statement of Financial Accounting Standard No. 165, *Subsequent Events* (SFAS 165). This guidance defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through September 17, 2010, which is the date that the financial statements were available to be used.

Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment consist of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of approximately $70,000 at July 31, 2010.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, (SFAS 109). Under SFAS 109, the liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, *The Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3), the Company has elected to defer implementation of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). As a result the Company will continue to account for tax contingencies in accordance with FASB Statement No. 5, *Accounting for Contingencies* (SFAS 5), which requires the recognition of tax contingencies when the exposure becomes probable and reasonable estimable.

Note 3 – Income Taxes

The Company's provision for income taxes at July 31, 2010 consisted of the following:

Current income tax (benefit) expense	$ (3,021)
Deferred income tax benefit	1,480
(Benefit) provision for income taxes	$ (1,541)

The Company's deferred income taxes at July 31, 2010 consisted of the following:

Net operating loss carry-forward	$ 1,100
Accrual to cash conversion	1,480
Deferred tax liability	$ 2,580

The Company generated net operating losses of approximately $20,000 during the year ended July 31, 2010. Net operating loss carry-forwards of approximately $4,000 in addition to current year net operating losses will be carried forward to the year ended July 31, 2029.

Note 4 – Related Party

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. 95% of net operating income as a management fee. The Company incurred management fees of $14,227 for the year ended July 31, 2010. The Company also paid expense allocations of the following for the year ended July 31, 2010:

Office Administration	$13,300
Rent	5,700
Telephone	2,400
Seminar Expense	10,400
Office Supplies	1,800

Note 5 – Net Capital

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company has net capital of $33,783 as of July 31, 2010, which was in excess of the net capital required by FINRA of $5,000. The Company's 14% aggregate indebtedness as a percent of net capital at July 31, 2010.

Supplementary Information

Bueter and Company, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness

July 31, 2010

Net Capital Computation

Stockholder's Equity		$ 45,565
Nonallowable assets		
Property and equipment net	1,279	
Prepaid federal income tax	3,962	
Deferred Taxes	$ 1,541	(6,782)
Net capital before haircuts		38,783
Net Capital		$ 38,783

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% aggregrate indebtedness)	$ 369
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 33,783

Aggregate Indebtedness Computation

Total Liabilities	$ 5,532
Total aggregate indebtedness	$ 5,532
Percentage of aggregate indebtedness	14%

Bueter and Company, Inc.

Schedule II

Computation for Determination of Reserve Requirements under Rules 15c3-3 of the Securities and Exchange Commission

As of July 31, 2010

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to July 31, 2010 under the following section:

(k) (1) – Limited business (mutual funds and/or variable annuities only)

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report on Internal Control Required by the Securities and Exhange Commission Rule 17a-5 for a Broker Dealer claiming an exemption from the Securities and Exchange Commission rule 15c3-3

Stockholder
Bueter and Company, Inc.
Columbus, OH

In planning and performing my audit of the financial statements and supplemental schedules of Bueter and Company, Inc. (Company) as of and for the year ended July 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2 Recording of differences required by Rule 17a-13.
3 Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initial, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at July 31, 2010 to meet the SEC's objectives.

This report is intended solely for the infuriation and use of the stockholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specificed parties.



Columbus, OH
September 17, 2010